DEREK ANNOUNCES FILING OF REVISED

RESERVES DISCLOSURE FORMS

(Vancouver, B.C.: October 19, 2004)  Derek Oil & Gas Corporation (“Derek”) reports that revised  Form 51-101F1 – “Statement of Reserves Data and Other Oil and Gas Information”, revised Form 51-101F3 – “ Report of Management and Directors on Oil and Gas Disclosure” and Form 51-101F2 – “Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor” has been filed today on SEDAR.  The report may be accessed at www.sedar.com.

ON BEHALF OF THE BOARD

“Barry C.J.Ehrl”

____________________________

Barry C.J. Ehrl, President & C.E.O.

For further information, please contact Corporate Communications at:

Telephone: (604) 331-1757

Toll-Free: 1-888-756-0066

Corporate E-Mail: info@derekoilandgas.com

Investor Relations E-Mail: invest@derekoilandgas.com

Or visit our Website at: www.derekoilandgas.com

The TSX Venture Exchange has neither approved or disapproved of the information contained herein.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F (File # 0-30072), available from us at Suite 1201 – 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3.  This Form 20-F may also be obtained from the U.S. Securities & Exchange Commission by calling 1-800-732-0330, or on-line at www.sec.gov or at www.sedar.com where the Form 20-F is filed as the Company’s Annual Information Form.